UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

OCWEN FINANCIAL CORPORATION
(Name of Issuer)
Common stock
(Title of Class of Securities)
675746 30 9
(CUSIP Number)
William C. Erbey
2002 Summit Boulevard, Suite 600
Atlanta, Georgia 30319
(561) 682-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 18, 2009; December 31, 2009; December 16, 20101
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No.	675746 30 9

1	NAMES OF REPORTING PERSONS William C. Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,876,983[2] (as of August 18, 2009); 18,911,508[3] (as of December 31, 2009); 19,185,345[4] (as of December 16, 2010); 19,635,345[5] (as of September 1, 2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

WITH	10	SHARED DISPOSITIVE POWER

18,876,983[2] (as of August 18, 2009); 18,911,508[3] (as of December 31, 2009); 19,185,345[4] (as of December 16, 2010); 19,635,345[5] (as of September 1, 2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,876,983 (as of August 18, 2009); 18,911,508 (as of December 31, 2009); 19,185,345 (as of December 16, 2010); 19,635,345 (as of September 1, 2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%* (as of August 18, 2009); 18.7%** (as of December 31, 2009); 18.8%*** (as of December 16, 2010); 19.1%**** (as of September 1, 2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
2 Includes (i) 12,329,943 shares held by FF Plaza Limited Partnership (“FF Plaza”), a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent Corporation (“Delaware Permanent”), a corporation wholly-owned by William C. Erbey, (ii) 5,409,704 shares held by Erbey Holding Corporation (“Erbey Holding”), a corporation wholly-owned by William C. Erbey and (iii) options to acquire 1,137,336 shares held by FF Plaza, which were exercisable on or within 60 days after August 18, 2009.
3 Includes (i) 11,229,943 shares held by FF Plaza, (ii) 5,409,704 shares held by Erbey Holding, (iii) 1,100,000 shares held by Caritas Partners, LLC (“Caritas”), a Georgia limited liability company with FF Plaza as its sole member and Mr. Erbey as manager, and (iv) options to acquire 1,171,861 shares held by FF Plaza, which were exercisable on or within 60 days after December 31, 2009.
4 Includes (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 5,409,704 shares held by Erbey Holding, (iv) 2,440,000 shares held by Caritas, with the Caritas Charitable Remainder Trust (“Trust”), Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager, and (v) options to acquire 1,410,340 shares held by FF Plaza, which were exercisable on or within 60 days after December 16, 2010.
5 Includes (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 5,409,704 shares held by Erbey Holding, (iv) 2,440,000 shares held by Caritas, with the Trust, Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager, and (v) options to acquire 1,860,340 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	675746 30 9

1	NAMES OF REPORTING PERSONS E. Elaine Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,467,279[6] (as of August 18, 2009); 12,401,804[7] (as of December 31, 2009); 13,775,641[8] (as of December 16, 2010); 14,225,641[9] (as of September 1, 2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

WITH	10	SHARED DISPOSITIVE POWER

13,467,279[6] (as of August 18, 2009); 12,401,804[7] (as of December 31, 2009); 13,775,641[8] (as of December 16, 2010); 14,225,641[9] (as of September 1, 2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,467,279 (as of August 18, 2009); 12,401,804 (as of December 31, 2009); 13,775,641 (as of December 16, 2010); 14,225,641 (as of September 1, 2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%* (as of August 18, 2009); 12.3%** (as of December 31, 2009); 13.5%*** (as of December 16, 2010); 13.8%**** (as of September 1, 2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
6 Includes (i) 12,329,943 shares held by FF Plaza and (ii) options to acquire 1,137,336 shares held by FF Plaza, which were exercisable on or within 60 days after August 18, 2009.
7 Includes (i) 11,229,943 shares held by FF Plaza and (ii) options to acquire 1,171,861 shares held by FF Plaza, which were exercisable on or within 60 days after December 31, 2009.
8 Includes (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 2,440,000 shares held by Caritas, with the Trust, Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager, and (iv) options to acquire 1,410,340 shares held by FF Plaza, which were exercisable on or within 60 days after December 16, 2010.
9 Includes (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 2,440,000 shares held by Caritas, with the Trust, Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager, and (iv) options to acquire 1,860,340 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	675746 30 9

1	NAMES OF REPORTING PERSONS FF Plaza Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,467,279[10] (as of August 18, 2009); 13,501,804[11] (as of December 31, 2009); 11,299,056[12] (as of December 16, 2010); 11,749,056[13] (as of September 1, 2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

WITH	10	SHARED DISPOSITIVE POWER

13,467,279[10] (as of August 18, 2009); 13,501,804[11] (as of December 31, 2009); 11,299,056[12] (as of December 16, 2010); 11,749,056[13] (as of September 1, 2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,467,279 (as of August 18, 2009); 13,501,804 (as of December 31, 2009); 11,299,056 (as of December 16, 2010); 11,749,056 (as of September 1, 2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%* (as of August 18, 2009); 13.4%** (as of December 31, 2009); 11.1%*** (as of December 16, 2010); 11.4%**** (as of September 1, 2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
10 Includes (i) 12,329,943 shares held by FF Plaza and (ii) options to acquire 1,137,336 shares held by FF Plaza, which were exercisable on or within 60 days after August 18, 2009.
11 Includes (i) 11,229,943 shares held by FF Plaza, (ii) 1,100,000 shares held by Caritas, and (iii) options to acquire 1,171,861 shares held by FF Plaza, which were exercisable on or within 60 days after December 31, 2009.
12 Includes (i) 9,888,716 shares held by FF Plaza, and (ii) options to acquire 1,410,340 shares held by FF Plaza, which were exercisable on or within 60 days after December 16, 2010.
13 Includes (i) 9,888,716 shares held by FF Plaza and (ii) options to acquire 1,860,340 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	675746 30 9

1	NAMES OF REPORTING PERSONS Delaware Permanent Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,467,279[14] (as of August 18, 2009); 13,501,804[15] (as of December 31, 2009); 11,299,056[16] (as of December 16, 2010); 11,749,056[17] (as of September 1, 2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

WITH	10	SHARED DISPOSITIVE POWER

13,467,279[14] (as of August 18, 2009); 13,501,804[15] (as of December 31, 2009); 11,299,056[16] (as of December 16, 2010); 11,749,056[17] (as of September 1, 2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,467,279 (as of August 18, 2009); 13,501,804 (as of December 31, 2009); 11,299,056 (as of December 16, 2010); 11,749,056 (as of September 1, 2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%* (as of August 18, 2009); 13.4%** (as of December 31, 2009); 11.1%*** (as of December 16, 2010); 11.4%**** (as of September 1, 2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
14 Includes (i) 12,329,943 shares held by FF Plaza and (ii) options to acquire 1,137,336 shares held by FF Plaza, which were exercisable on or within 60 days after August 18, 2009.
15 Includes (i) 11,229,943 shares held by FF Plaza, (ii) 1,100,000 shares held by Caritas, and (iii) options to acquire 1,171,861 shares held by FF Plaza, which were exercisable on or within 60 days after December 31, 2009.
16 Includes (i) 9,888,716 shares held by FF Plaza, and (ii) options to acquire 1,410,340 shares held by FF Plaza, which were exercisable on or within 60 days after December 16, 2010.
17 Includes (i) 9,888,716 shares held by FF Plaza and (ii) options to acquire 1,860,340 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	675746 30 9

1	NAMES OF REPORTING PERSONS Caritas Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (as of August 18, 2009); 1,100,000 (as of December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

WITH	10	SHARED DISPOSITIVE POWER

0 (as of August 18, 2009); 1,100,000 (as of December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (as of August 18, 2009); 1,100,000 (as of December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%* (as of August 18, 2009); 1.1%** (as of December 31, 2009); 2.4%*** (as of December 16, 2010); 2.4%**** (as of September 1, 2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	675746 30 9

1	NAMES OF REPORTING PERSONS Caritas Charitable Remainder Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (as of August 18, 2009 and December 31, 2009); 2,440,000[18] (as of December 16, 2010 and September 1, 2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

WITH	10	SHARED DISPOSITIVE POWER

0 (as of August 18, 2009 and December 31, 2009); 2,440,000[18] (as of December 16, 2010 and September 1, 2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (as of August 18, 2009 and December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%* (as of August 18, 2009); 0%** (as of December 31, 2009); 2.4%*** (as of December 16, 2010); 2.4%**** (as of September 1, 2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
18 Includes 2,440,000 shares held by Caritas, with the Trust, Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager.

CUSIP No.	675746 30 9

1	NAMES OF REPORTING PERSONS Erbey Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,409,704 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

WITH	10	SHARED DISPOSITIVE POWER

5,409,704 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,704 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%*(as of August 18, 2009); 5.4%** (as of December 31, 2009); 5.4%*** (as of December 16, 2010); 5.4%**** (as of September 1, 2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The ownership percentage for each Reporting Person, as defined below, as of August 18, 2009 is based upon 99,713,111 shares outstanding according to the Issuer’s Form 10-Q for period ended June 30, 2009 and the Issuer’s Form 8-K dated August 18, 2009, reporting the issuance of 32,200,000 shares of common stock of the Issuer.
** The ownership percentage for each Reporting Person as of December 31, 2009 is based upon 99,835,097 shares outstanding according to the Issuer’s Form 10-Q for the period ended September 30, 2009.
*** The ownership percentage for each Reporting Person as of December 16, 2010 is based upon 100,496,378 shares outstanding according to the Issuer’s Form 10-Q for the period ended September 30, 2010.
**** The ownership percentage for each Reporting Person as of September 1, 2011 is based upon 100,948,647 shares outstanding according to the Issuer’s Form 10-Q for the period ended June 30, 2011.

This Amendment No. 5 amends and supplements the Schedule 13D, filed by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza, Delaware Permanent and Erbey Holding (together with Caritas and Caritas Trust, each a “Reporting Person”, and together, the “Reporting Persons”) with the Securities and Exchange Commission on November 4, 1997, as amended by Amendment No. 1 filed on January 14, 2008, Amendment No. 2 filed on March 11, 2008, Amendment No. 3 filed on April 1, 2009, and Amendment No. 4 filed on April 7, 2009.
ITEM 1. Security and Issuer.
Item 1 is amended and restated in its entirety as follows.
The securities to which this Amendment No. 5 relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of Ocwen Financial Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2002 Summit Boulevard, 6th Floor, Atlanta, GA 30319.

ITEM 2. Identity and Background.
Item 2 is amended and restated in its entirety as follows.
(a) This Amendment No. 5. is filed jointly by each of the Reporting Persons. The partners of FF Plaza are Mr. and Mrs. Erbey and Delaware Permanent. Delaware Permanent and Erbey Holding are wholly-owned by Mr. Erbey. Caritas’ members are Trust, Mr. Erbey, and Mrs. Erbey, and Mr. Erbey is its sole manager.
(b) Mr. and Mrs. Erbey’s business address is 2002 Summit Boulevard, 6th Floor, Atlanta, Georgia 30319. The principal office of each of FF Plaza, a Delaware limited partnership, Delaware Permanent, a Delaware corporation, and Erbey Holding, a Delaware corporation, is 2002 Summit Boulevard, 6th Floor, Atlanta, Georgia 30319. The principal office of each of Caritas, a Georgia limited liability company, and Trust is 75 14th Street NE, Suite 2710, Atlanta, Georgia 30309.
(c) Mr. Erbey is Executive Chairman of the Issuer, a global financial services company, and Chairman of the Board of Altisource Portfolio Solutions S.A., a financial services company organized under the laws of Luxembourg. Mrs. Erbey is retired. Each of FF Plaza, Delaware Permanent, Erbey Holding and Caritas is a holding company for the investment of securities. The Trust is a charitable remainder unitrust.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
(f) Mr. and Mrs. Erbey are United States citizens.
ITEM 5. Interest in Securities of the Issuer.
(a) As of August 18, 2009, William C. Erbey beneficially owns: (i) 12,329,943 shares held by FF Plaza, (ii) 5,409,704 shares held by Erbey Holding, and (iii) options to acquire 1,137,336 shares held by FF Plaza, which were exercisable on or within 60 days after August 18, 2009. E. Elaine Erbey, FF Plaza, and Delaware Permanent beneficially own: (i) 12,329,943 shares held by FF Plaza and (ii) options to acquire 1,137,336 shares held by FF Plaza, which were exercisable on or within 60 days after August 18, 2009. Caritas and Trust beneficially own 0 shares. Erbey Holding beneficially owns 5,409,704 shares of Common Stock.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of August 18, 2009 is based upon 99,713,111 shares outstanding according to the Issuer’s Form 10-Q for period ended June 30, 2009 and the Issuer’s Form 8-K dated August 18, 2009, reporting the issuance of 32,200,000 shares of common stock of the Issuer. William C. Erbey beneficially owns 18.7% of the Common Stock. E. Elaine Erbey, FF Plaza, and Delaware Permanent beneficially own 13.3% of the Common Stock. Caritas and Trust beneficially own 0% of the Common Stock. Erbey Holding beneficially owns 5.4% of the Common Stock.
As of December 31, 2009, William C. Erbey beneficially owns: (i) 11,229,943 shares held by FF Plaza, (ii) 5,409,704 shares held by Erbey Holding, (iii) 1,100,000 shares held by Caritas, with FF Plaza as its sole member and Mr. Erbey as manager, and (iv) options to acquire 1,171,861 shares held by FF Plaza, which were exercisable on or within 60 days after December 31, 2009. E. Elaine Erbey beneficially owns (i) 11,229,943 shares held by FF Plaza and (ii) options to acquire 1,171,861 shares held by FF Plaza, which were exercisable on or within 60 days after December 31, 2009. FF Plaza and Delaware Permanent beneficially own (i) 11,229,943 shares held by FF Plaza, (ii) 1,100,000 shares held by Caritas, and (iii) options to acquire 1,171,861 shares held by FF Plaza, which were exercisable on or within 60 days after December 31, 2009. Caritas beneficially owns 1,100,000 shares. Trust beneficially owns 0 shares. Erbey Holding beneficially owns 5,409,704 shares of Common Stock.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of December 31, 2009 is based upon 99,835,097 shares outstanding according to the Issuer’s Form 10-Q for the period ended September 30, 2009. William C. Erbey beneficially owns 18.7% of the Common Stock. E. Elaine Erbey beneficially owns 12.3% of the Common Stock. FF Plaza and Delaware Permanent beneficially own 13.4% of the Common Stock. Caritas beneficially owns 1.1% of the Common Stock. Trust beneficially owns 0% of the Common Stock. Erbey Holding beneficially owns 5.4% of the Common Stock.
As of December 16, 2010, William C. Erbey beneficially owns: (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 5,409,704 shares held by Erbey Holding, (iv) 2,440,000 shares held by Caritas, with the Trust, Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager, and (v) options to acquire 1,410,340 shares held by FF Plaza, which were exercisable on or within 60 days after December 16, 2010. E. Elaine Erbey beneficially owns (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 2,440,000 shares held by Caritas, and (iv) options to acquire 1,410,340 shares held by FF Plaza, which were exercisable on or within 60 days after December 16, 2010. FF Plaza and Delaware Permanent beneficially own: (i) 9,888,716 shares held by FF Plaza, and (ii) options to acquire 1,410,340 shares held by FF Plaza, which were exercisable on or within 60 days after December 16, 2010. Caritas and Trust beneficially own 2,440,000 shares held by Caritas. Erbey Holding beneficially owns 5,409,704 shares of Common Stock.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of December 16, 2010 is based upon 100,496,378 shares outstanding according to the Issuer’s Form 10-Q for the period ended September 30, 2010. William C. Erbey beneficially owns 18.8% of the Common Stock. E. Elaine Erbey beneficially owns 13.5% of the Common Stock. FF Plaza and Delaware Permanent beneficially own 11.1% of the Common Stock. Caritas and Trust beneficially own 2.4% of the Common Stock. Erbey Holding beneficially owns 5.4% of the Common Stock.
As of September 1, 2011, William C. Erbey beneficially owns: (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 5,409,704 shares held by Erbey Holding, (iv) 2,440,000 shares held by Caritas, with the Trust, Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager, and (v) options to acquire 1,860,340 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011. E. Elaine Erbey beneficially owns: (i) 36,585 shares held jointly by William C. Erbey and E. Elaine Erbey, (ii) 9,888,716 shares held by FF Plaza, (iii) 2,440,000 shares held by Caritas, and (iv) options to acquire 1,860,340 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011. FF Plaza and Delaware Permanent beneficially own: (i) 9,888,716 shares held by FF Plaza and (ii) options to acquire 1,860,340 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011. Caritas and Trust beneficially own 2,440,000 shares held by Caritas. Erbey Holding beneficially owns 5,409,704 shares of Common Stock.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of September 1, 2011 is based upon 100,948,647 shares outstanding according to the Issuer’s Form 10-Q for the period ended June 30, 2011. William C. Erbey beneficially owns 19.1% of the Common Stock. E. Elaine Erbey beneficially owns 13.8% of the Common Stock. FF Plaza and Delaware Permanent beneficially own 11.4% of the Common Stock. Caritas and Trust beneficially own 2.4% of the Common Stock. Erbey Holding beneficially owns 5.4% of the Common Stock.
(b) William C. Erbey:
(1) Sole Voting Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(2) Shared Voting Power: 18,876,983 (as of August 18, 2009); 18,911,508 (as of December 31, 2009); 19,185,345 (as of December 16, 2010); 19,635,345 (as of September 1, 2011)
(3) Sole Dispositive Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)

(4) Shared Dispositive Power: 18,876,983 (as of August 18, 2009); 18,911,508 (as of December 31, 2009); 19,185,345 (as of December 16, 2010); 19,635,345 (as of September 1, 2011)
E. Elaine Erbey:
(1) Sole Voting Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(2) Shared Voting Power: 13,467,279 (as of August 18, 2009); 12,401,804 (as of December 31, 2009); 13,775,641 (as of December 16, 2010); 14,225,641 (as of September 1, 2011)
(3) Sole Dispositive Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(4) Shared Dispositive Power: 13,467,279 (as of August 18, 2009); 12,401,804 (as of December 31, 2009); 13,775,641 (as of December 16, 2010); 14,225,641 (as of September 1, 2011)
FF Plaza Limited Partnership and Delaware Permanent Corporation:
(1) Sole Voting Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(2) Shared Voting Power: 13,467,279 (as of August 18, 2009); 13,501,804 (as of December 31, 2009); 11,299,056 (as of December 16, 2010); 11,749,056 (as of September 1, 2011)
(3) Sole Dispositive Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(4) Shared Dispositive Power: 13,467,279 (as of August 18, 2009); 13,501,804 (as of December 31, 2009); 11,299,056 (as of December 16, 2010); 11,749,056 (as of September 1, 2011)
Caritas Partners, LLC:
(1) Sole Voting Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(2) Shared Voting Power: 0 (as of August 18, 2009); 1,100,000 (as of December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)
(3) Sole Dispositive Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(4) Shared Dispositive Power: 0 (as of August 18, 2009); 1,100,000 (as of December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)
Caritas Charitable Remainder Trust:
(1) Sole Voting Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(2) Shared Voting Power: 0 (as of August 18, 2009 and December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)
(3) Sole Dispositive Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(4) Shared Dispositive Power: 0 (as of August 18, 2009 and December 31, 2009); 2,440,000 (as of December 16, 2010 and September 1, 2011)

Erbey Holding Corporation:
(1) Sole Voting Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(2) Shared Voting Power: 5,409,704 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(3) Sole Dispositive Power: 0 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(4) Shared Dispositive Power: 5,409,704 (as of August 18, 2009, December 31, 2009, December 16, 2010, and September 1, 2011)
(c) Transactions within past 60 days of August 18, 2009: None.
Transactions within past 60 days of December 31, 2009:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
2.	12/31/2009	FF Plaza	Transfer to Caritas	1,100,000	n/a
3.	12/31/2009	Caritas	Transfer from FF Plaza	1,100,000	n/a
Transactions within past 60 days of December 16, 2010:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	11/11/2010	FF Plaza	Stock Option Exercise	158,030	$2.46
2.	11/11/2010	FF Plaza	Stock Option Exercise	39,507	$4.46
3.	11/12/2010	FF Plaza	Disposition	118,800	$9.11
4.	11/12/2010	FF Plaza	Disposition	150,000	$9.12
5.	11/15/2010	FF Plaza	Disposition	7,110	$9.04
6.	12/1/2010	FF Plaza	Disposition	9,450	$9.01
7.	12/3/2010	FF Plaza	Disposition	30,977	$9.01
8.	12/16/2010	FF Plaza	Transfer to Caritas	1,340,000	n/a
9.	12/16/2010	Caritas	Transfer from FF Plaza	1,340,000	n/a

Transactions within past 60 days of September 1, 2011: None.
(d) Not applicable.
(e) Not applicable.
ITEM 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description

Exhibit 1
Joint Filing Agreement, dated September 1, 2011, by and among William C. Erbey, E. Elaine Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation, Erbey Holding Corporation, Caritas and Trust.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2011	William C. Erbey

/s/ William C. Erbey

William C. Erbey

Dated: September 1, 2011	E. Elaine Erbey

/s/ E. Elaine Erbey

E. Elaine Erbey

Dated: September 1, 2011	FF Plaza Limited Partnership

	By:	/s/ William C. Erbey

Delaware Permanent Corporation, general partner
Name: William C. Erbey
Title: President

Dated: September 1, 2011	Delaware Permanent Corporation

	By:	/s/ William C. Erbey

Name: William C. Erbey
Title: President

Dated: September 1, 2011	Erbey Holding Corporation

	By:	/s/ William C. Erbey

Name: William C. Erbey
Title: President

Dated: September 1, 2011	Caritas Partners, LLC

	By:	/s/ William C. Erbey

Name: William C. Erbey
Title: Manager

Dated: September 1, 2011	Caritas Charitable Remainder Trust

	By:	/s/ William C. Erbey

Name: William C. Erbey
Title: Co-Trustee

Dated: September 1, 2011	By:	/s/ E. Elaine Erbey

Name: E. Elaine Erbey
Title: Co-Trustee